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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-38624

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTH INLET ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2115 REXFORD RD, SUITE 224
(No. and Street)

CHARLOTTE	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Burlingame	704-900-1142	jburlingame@northinletgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry, Bekaert & Holland, LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 200	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Burlingame _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTH INLET ADVISORS, LLC _____, as of December 31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Nerissa H Smith
NOTARY PUBLIC
Mecklenburg County, NC
Exp-7/14/2026

Signature: _____

Title: _____
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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NORTH INLET ADVISORS, LLC

Statement of Financial Condition

As of December 31, 2024

And Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Members
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2024, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, evidence regarding the amounts, and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

We have served as the Company's auditor since 2010.

Rockville, Maryland
February 18, 2025

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$674,023
Accounts receivable	18,154
Other current assets	19,247
Total Current Assets	711,424
Furniture and equipment (net of accumulated depreciation of $17,709)	645
Operating right-of-use lease asset	322,961
Other assets	8,573
Total Assets	**$1,043,603**

Liabilities

Accrued liabilities	$42,232
Operating lease liability	108,607
Total Current Liabilities	150,839
Operating lease liability, less current portion	223,070
Total Liabilities	**373,909**

Members' Interest

Member's interest	669,694
Total Member's Interest	**669,694**
Total Liabilities and Member's Interest	**$1,043,603**

The accompanying notes to the financial statement are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the Code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statement – The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for credit losses, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible.

The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from client with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2024. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Note 2- Summary of significant accounting policies (continued)

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as Company premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell. The Company completed a review of its long-lived assets and determined that no impairment was required to be recorded during the years ended December 31, 2024.

Income Taxes – The Company has elected to be treated as a Subchapter S for income tax purposes. As such, substantially all federal income (loss) of the Company is reported by the members on their individual income tax returns. Therefore, no provision or liability for federal income taxes has been included in the financial statement. For state related income taxes, the Company has made the election to report state income taxes at the entity-level as allowed by statute within these financial statement for the year ended December 31, 2024. The Company has evaluated the effect of the guidance provided by U.S. GAAP for accounting for uncertainty in income taxes. The Company has evaluated the tax positions that could have a significant effect on the financial statement and determined the Company had no uncertain tax positions as of December 31, 2024.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2024, the Company had net capital of $617,455 which was $612,455 in excess of its required capital of $5,000. The Company's net capital ratio was 8.25%.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph 240.17a-5(d)(1) and (4) of the rule.

Note 4— Operating lease – related party

The Company leases office space. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

Right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term, if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term, unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As the Company's lease does not provide an implicit rate, the Company has elected the practical expedient to utilize the market cap lease rate at lease commencement date to calculate lease assets and liabilities.

Note 4 – Operating lease – related party (continued)

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset.

The Company recognized a ROU asset of $322,961, and corresponding lease liabilities of $331,667 as of December 31, 2024. These amounts were determined by calculating the present value of the annual cash lease payments using a discount rate of 6%. The 6% discount rate was determined to be the market cap lease rate at lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024 for each of the four calendar years ending December 31, 2028 are as follows:

2025	$ 108,607
2026	111,865
2027	115,221
2028	19,927
Total undiscounted lease payments	354,990
Less effect of discounting	(23,313)
Present Value of estimated lease payments (lease liability)	$ 331,667

Lease Term and Discount Rate

Weighted average remaining lease term (in years)	3
Weighted average discount rate	6%
Operating cash flows from operating leases	$84,247

The Company has entered into expense sharing agreement with Timber Opportunity Partners LLC, which offsets a portion of the lease expense. Timber Opportunity Partners LLC is a related party to the Company. The expense sharing agreements call for a monthly charge of $100 for rent as well as a share of scan, fax, copier, and other similar expenses.

Note 5—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6—Segment reporting

As of January 1, 2024, the Company adopted the Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The Amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of financial advisory services. Refer to primary financial statement for further information as the single operating segment is the entire entity of the Company. The Company's Managing Partner uses net income to evaluate the results

Note 6 – Segment reporting (continued)

of the business, predominately in the forecasting process, to manage the Company. Additionally, the Managing Partner uses excess net capital (see Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the Managing Partner manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7—Subsequent events

The Company has evaluated subsequent events through February 18, 2025 in connection with the preparation of these financial statement, which is the date the financial statement was available to be issued.